Mak Don Don

505 Montgomery Street	Tel: 646-287-2368
10th and 11th Floor	www.makdondon.com
San Francisco, CA 94111

December 4, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business Review
100 F Street, N.E.
Washington, D.C. 20549

Re: Mak Don Don, Inc.
CIK: 0002087277
Form 1-A / Regulation A Tier 2 Offering

Filed: November 21, 2025
Accession No.: 0001683168-25-008594

and

Filed: November 21, 2025

Accession No.: 00016883168-25-00608

Ladies and Gentlemen:

Pursuant to Rule 259(b) under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), Mak Don Don, Inc. (the “Company”) hereby respectfully requests the withdrawal of its Offering Statements on Form 1-A POS, Accession No. 0001683168-25-008594 and Accession No.: 00016883168-25-00608, both filed on November 21, 2025. These are the only two being withdrawn, all other Offering Statements, amendments and exhibits filed previously are to remain as filed and are not withdrawn.

The Company is requesting withdrawal of Offering Statements Accession No. 0001683168-25-008594 and Accession No.: 00016883168-25-00608 because the Company intends to file a new Offering Statement with revised language.

No securities have been issued, sold, or offered for sale under the Offering Statement.
Accordingly, withdrawal of the Offering Statement is consistent with the public interest and the protection of investors.

The Company acknowledges that:

1.       The Commission’s consent to this withdrawal request does not preclude the Commission from taking any action with respect to the Offering Statement; and

2.       The Company may be required to provide additional information to the Commission if future circumstances require.

Please contact the below counsel with any questions regarding this request:

Di Ban, Esq.

Bandi & Associates PLLC

3010 23rd St, Astoria, NY 11102

Telephone: +1 347 759 4143

hbandi2022@gmail.com

Respectfully submitted,

Mak Don Don, Inc.
/s/ Man Kin LAU
Name: Man Kin LAU
Title: President, CEO and Director